Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

March 18, 2022

VIA EDGAR

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Post-Effective Amendment No. 3 to Registration Statement on Form N-2 for Eaton Vance Municipal Income Trust (the “Fund”) (File Nos.: 333-233835; 811-09141)

Dear Mr. Rosenberg:

This letter responds to a comment you provided to the undersigned and Jeanmarie Valle Lee via telephone on February 25, 2022 in connection with your review of the Fund’s Post-Effective Amendment No. 3 to the Fund’s Registration Statement on Form N-2 filed on February 4, 2022 (Accession No. 0000940394-22-000204) pursuant to Section 8(c) of the Securities Act of 1933 Act, as amended (the “1933 Act”), with respect to the proposed offering by the Fund of additional shares of common stock, par value $0.01 per share (the “Common Shares”), on a continuous or delayed basis in reliance on Rule 415 under the 1933 Act (the “Shelf Registration Statement”).

We have reproduced the comments below and immediately thereafter provided the Fund’s responses. Responses will be reflected in an amendment to the Fund’s Shelf Registration Statement (the “Amendment”). We request that the Staff review the Amendment as promptly as possible and contact the undersigned at its earliest possible convenience if the Staff has any further comments. The Registrant seeks effectiveness of the Amendment no later than March 28, 2022. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Shelf Registration Statement.

  Comment: Please provide the consent from the Fund’s independent registered public accounting firm prior to the acceleration request being granted.

Response:  The consent of the Fund’s independent registered public accounting firm will be included as an exhibit in the Fund’s next filing.

  Comment: On page 25 of the Prospectus, please update the information related to the financial statements that will be incorporated by reference and hyperlink such document in accordance with the Fast Act requirements.

Response: The Fund will update and hyperlink the requested information in the Fund’s next filing.

  Comment: On page 48 of the Statement of Additional Information, please update the information related to the financial statements that will be incorporated by reference and hyperlink such document in accordance with the Fast Act requirements.

Response: The Fund will update and hyperlink the requested information in the Fund’s next filing.

  Comment: Page 2 of the Prospectus references below investment grade quality securities. Please include disclosure stating such securities are also known as "junk".

Response: The Fund will revise the sentence as follows:

"Investing in shares involves certain risks, including that the Trust will invest substantial portions of its assets in below investment grade quality securities with speculative characteristics, commonly known as “junk”.

  Comment: On Page 3 of the Prospectus, under "Leverage", residual interest bonds are referenced. Please confirm the interest payment on such bonds are tax-exempt. If not, please state such.

Response: If the levered bond is tax exempt, the interest payment on that bond will be tax exempt. However, in certain circumstances, the Fund may choose to lever taxable bonds, in which case the interest payment on that bond would be taxable. As such, the following disclosure will be included on page 3, under “Leverage’:

“Residual interest bonds are securities that pay interest at rates that vary inversely with changes in prevailing short-term interest rates or short-term tax-exempt interest rates, and provide the economic effect of leverage. Whether or not an interest payment on residual is taxable or tax-exempt is dependent on the nature of the bond being levered.”

  Comment: Page 3 in the Prospectus, under "Leverage" states: "Use of financial leverage creates an opportunity for increased income but, at the same time, creates special risks.” Please define special risks.

Response: The Fund will add the following sentence regarding leverage risks:

"Leverage creates risks for holders of the Common Shares, including the likelihood of greater volatility of NAV and market price of the Common Shares. There is a risk that the costs of leverage may adversely affect the return to the holders of the Common Shares. If the income from the investments purchased with the proceeds of leverage is not sufficient to cover the cost of leverage, the return on the Trust will be less than if leverage had not been used, and, therefore, the amount available for distribution to Common Shareholders will be reduced."

  Comment: Under Liquidity Risk, please disclosure that residual interest bonds may be illiquid.

Response: The Fund will add the following sentence in Liquidity Risk:

"Residual interest bonds may have limited liquidity."

  Comment: Under When-Issued and Delayed-Delivery Transactions Risk, please disclose that such transaction may involve leverage.

Response: The Fund will revised the disclosure under When-Issued and Delayed-Delivery Transactions Risk as follows:

“When-Issued and Delayed-Delivery Transactions Risk. Securities may be purchased on a “forward commitment,” “when-issued” or “delayed delivery” basis (meaning securities are purchased or sold with payment and delivery taking place in the future) in order to secure what is considered to be an advantageous price and yield at the time of entering into the transaction. When the Trust agrees to purchase such securities, it assumes the risk of any decline in value of the security from the date of the agreement to purchase. The Trust does not earn interest on the securities it has committed to purchase until they are paid for and delivered on the settlement date. From the time of entering into the transaction until delivery and payment is made at a later date, the securities that are the subject of the transaction are subject to market fluctuations. In forward commitment, when-issued or delayed delivery transactions, if the seller or buyer, as the case may be, fails to consummate the transaction the counterparty may miss the opportunity of obtaining a price or yield considered to be advantageous. However, no payment or delivery is made until payment is received or delivery is made from the other party to the transaction. Such transactions may be considered a form of leverage.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Sincerely,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee, Esq.

Vice President